METROPOLITAN LIFE INSURANCE COMPANY

200 Park Ave

New York, NY 10166

October 22, 2021

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Metropolitan Life Insurance Company
Metropolitan Life Separate Account E
File Nos. 811-04001 and 333-153109
Class ID: C000070237
SEC Accession No. 0001193125-21-289375
Request for Withdrawal of Registration Statement Pursuant to Rule 477

Dear Sir or Madam:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), Metropolitan Life Insurance Company (“MLIC”) and Metropolitan Life Separate Account E (the “Registrant”) hereby request the withdrawal of the Registrant’s Post-Effective Amendment Number 17 to its Registration Statement on Form N-4 for the Preference Plus Account® Variable Annuity Contracts (the “Contracts”) (Class ID C000070237; File No. 333-153109), together with all exhibits thereto, filed with the Securities and Exchange Commission on October 1, 2021 (the “Post-Effective Amendment”).

After filing the Post-Effective Amendment pursuant to Rule 485(a) under the Securities Act, MLIC determined that it will not be pursuing making the offers described in the filings at this time. Therefore, MLIC and the Registrant respectfully request that an order be issued granting their request for withdrawal of the Post-Effective Amendment effective as of the date hereof or at the earliest practicable date hereafter.

If you have any questions regarding this matter, please contact W. Thomas Conner of Vedder Price P.C. at (202) 312-3332.

Sincerely,

Metropolitan Life Insurance Company

By:	/s/ Sasha M. Stabile
Sasha M. Stabile Corporate Counsel

cc:   W. Thomas Conner, Esq.